                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*


                        MIKRON INSTRUMENT COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  59862R 10 3
                     ------------------------------------
                                (CUSIP Number)

Steven N. Bronson                         copy to:    Linda C. Frazier, Esquire
Barber & Bronson Incorporated                         Broad and Cassel
2101 W. Commercial Blvd., Ste. 1500                   201 S. Biscayne Blvd.
Ft. Lauderdale, FL 33309                              Ste. 3000
(305) 730-7700                                        Miami, FL 33131
                                                      (305) 373-9400
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   May 3, 1996
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP No. 59862R 10 3                                  Page 2 of 11 Pages
---------------------                                  -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Steven N. Bronson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OF PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           -0-
                   -------------------------------------------------------------
                      8    SHARED VOTING POWER
  NUMBER OF
   SHARES                  600,000
BENEFICIALLY       -------------------------------------------------------------
 OWNED BY             9    SOLE DISPOSITIVE POWER
   EACH
 REPORTING                 318,060
  PERSON           -------------------------------------------------------------
   WITH              10    SHARED DISPOSITIVE POWER

                           800,000
                   -------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,118,060
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP No. 59862R 10 3                                  Page 3 of 11 Pages
---------------------                                  -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Long Term Growth Associates, Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OF PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           -0-
                   -------------------------------------------------------------
  NUMBER OF           8    SHARED VOTING POWER
   SHARES
BENEFICIALLY               600,000
 OWNED BY          -------------------------------------------------------------
   EACH               9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   -0-
   WITH            -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           800,000
                   -------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP No. 59862R 10 3                                  Page 4 of 11 Pages
---------------------                                  -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Barber & Bronson Incorporated
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OF PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           -0-
                   -------------------------------------------------------------
  NUMBER OF           8    SHARED VOTING POWER
   SHARES
BENEFICIALLY               -0-
 OWNED BY          -------------------------------------------------------------
   EACH               9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   -0-
   WITH            -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           -0-
                   -------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                                           Page 5 of 11 Pages

Item  1.  Security and Issuer.
          -------------------

          This Amendment No. 5 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Mikron Instrument Company, Inc., a New Jersey corporation (the "Issuer"). The Issuer's principal executive office is located at 445 West Main Street, Wyckoff, New Jersey 07481.

Item  2.  Identity and Background.
          -----------------------

          (a) This Amendment No. 5 to Schedule 13D is being filed jointly on behalf of Steven N. Bronson, Barber & Bronson Incorporated, a Florida corporation (the "Company"), and Long Term Growth Associates, Limited, a Florida limited partnership (the "Partnership"). The principal executive offices of the Company and the Partnership are located at 2101 West Commercial Boulevard, Suite 1500, Ft. Lauderdale, Florida 33309. The executive officers of the Company are Steven N. Bronson, Bruce C. Barber, Eric R. Elliott and James S. Cassel. The general partner (the "General Partner") of the Partnership is Long-Term Growth Associates, Inc., a Florida corporation of which Messrs. Bronson, Barber and Elliott are the principals.

          (b) Mr. Bronson's business address is 2101 West Commercial Boulevard, Suite 1500, Ft. Lauderdale, Florida 33309, and the business address for all of the other executive officers of the Company, including the principals of the General Partner, is 2101 West Commercial Boulevard, Suite 1500, Ft. Lauderdale, Florida 33309.

          (c) The Company is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Act"). Mr. Bronson is the President of the Company; Mr. Cassel is the Executive Vice President of the Company; Mr. Barber is the Vice President of the Company; and Mr. Elliott is the Secretary of the Company. The Partnership is engaged in the business of investing in securities.

          (d) Neither the Partnership, the General Partner, the Company, nor any of its executive officers, including Mr. Bronson, was during the last five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Partnership, the General Partner, the Company, nor any of its executive officers, including Mr. Bronson, was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) The Company is a Florida corporation and all of the executive officers of the Company, including Mr. Bronson, are citizens of the United States of America. The Partnership is

                                                           Page 6 of 11 Pages

a Florida limited partnership and the General Partner is a Florida corporation. The principals of the General Partner are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Bronson acquired shares of the Issuer's Common Stock (the "Shares"), utilizing his personal funds. The Partnership acquired Shares utilizing its working capital, and acquired an option to acquire additional shares from a principal shareholder of the Issuer in a privately negotiated transaction. The Partnership also acquired Shares by utilizing its working capital to exercise one of such options. Certain executive officers of the Company, including principals of the General Partner, acquired Shares utilizing their personal funds.

Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Bronson and the Partnership acquired securities of the Issuer for investment purposes and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer. In addition, certain of the other executive officers of the Company acquired Shares for investment purposes and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer.

          As of the date of the event which required filing of this Amendment No. 5 to Schedule 13D, neither Mr. Bronson, nor the Company, nor any of the other executive officers of the Company had any plans or proposals which may relate or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

                                                           Page 7 of 11 Pages

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,118,060 Shares of the Issuer's Common Stock, representing approximately 28.1% of the total Shares of the Issuer's Common Stock deemed outstanding. Such Shares include 800,000 Shares owned beneficially by the Partnership, as described below. Such Shares also include 32,875 Shares issuable upon exercise of warrants at an exercise price of $0.81 per Share through December 31, 1998; 32,875 Shares issuable upon exercise of warrants at an exercise price of $1.01 per Share through December 31, 1998; 32,875 Shares issuable upon exercise of warrants at an exercise price of $1.25 per Share through December 31, 1998; 32,875 Shares issuable upon exercise of warrants at an exercise price of $1.50 per Share through December 31, 1998; 32,875 Shares issuable upon exercise of warrants at an exercise price of $1.75 per Share through December 31, 1998; and 153,685 Shares issuable upon exercise of warrants at an exercise price of $2.50 per Share through September 30, 2000.

          The Partnership may be deemed to beneficially own an aggregate of 800,000 Shares of the Issuer's Common Stock, representing approximately 21.9% of the total Shares of the Issuer's Common Stock deemed outstanding. Such Shares include 600,000 Shares owned of record by the Partnership, and with respect to which the Partnership may be deemed to share voting and dispositive power with Steven N. Bronson. Such Shares also include 200,000 Shares issuable upon exercise of an option granted to the Partnership by a principal shareholder of the Issuer.

          Mr. Barber may be deemed to beneficially own 62,790 Shares, which Shares are issuable upon the exercise of a like number of warrants owned of record by Mr. Barber and with

                                                           Page 8 of 11 Pages

respect to such Shares, Mr. Barber possesses sole dispositive power. With respect to said Shares, Mr. Bronson, the Company, Mr. Elliott, and the Partnership disclaim beneficial ownership. Mr. Barber also disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, the Company, Mr. Elliott, and the Partnership.

          Mr. Elliott may be deemed to beneficially own 24,150 Shares, which Shares include 19,150 Shares issuable upon exercise of a like number of warrants owned of record by Mr. Elliott. Mr. Elliott may be deemed to possess sole voting and dispositive power with respect to 5,000 Shares, and sole dispositive power with respect to 19,150 Shares. In addition, with respect to said Shares, Mr. Bronson, the Company, Mr. Barber, and the Partnership disclaim beneficial ownership. Mr. Elliott also disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, the Company, Mr. Barber, and the Partnership.

          The foregoing Shares do not include any Shares held of record in the trading account of the Company and, with respect to which Shares, the foregoing persons disclaim beneficial ownership.

          (c) Any and all transactions in the Shares of the Issuer's Common Stock effectuated by the foregoing persons during the preceding 60 days is described on Exhibit L, attached hereto and incorporated herein by reference.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          (a) Exhibit K - Joint 13D Filing Statement.

          (b) Exhibit L - Prior Transactions Effectuated during the Preceding 60 Days.

                                                           Page 9 of 11 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.



Date:  June 8, 1996                             /s/ Steven N. Bronson
                                                --------------------------------
                                                Steven N. Bronson

                                                           Page 10 of 11 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

                                    BARBER & BRONSON INCORPORATED



Date:  June 8, 1996                 By: /s/Steven N. Bronson
                                        ------------------------
                                        Steven N. Bronson, President

                              Page 11 of 11 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

                                    LONG TERM GROWTH ASSOCIATES, LIMITED

                                    By: Long-Term Growth Associates, Inc.,
                                        General Partner

Date:  June 8, 1996                 By: /s/Steven N. Bronson
                                        ------------------------
                                        Steven N. Bronson, President

                                   Exhibit K
                                   ---------

     Reference is made to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Mikron Instrument Company, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.



Date:  June 8, 1996                 /s/Steven N. Bronson
                                    --------------------
                                    Steven N. Bronson



                                    BARBER & BRONSON INCORPORATED



Date:  June 8, 1996                 By: /s/Steven N. Bronson
                                       ---------------------
                                      Steven N. Bronson, President


                                    LONG TERM GROWTH ASSOCIATES,

                                    LIMITED

                                    By: Long-Term Growth Associates, Inc.,
                                       General Partner

Date:  June 8, 1996                 By: /s/Steven N. Bronson
                                    ------------------------
                                      Steven N. Bronson, President

                                   EXHIBIT L
                                   ---------

                         PRIOR TRANSACTIONS EFFECTUATED
                          DURING THE PRECEDING 60 DAYS

                                             Shares    Price Per
Date             Reporting Person            Acquired    Share
----             ----------------            --------  ---------
May 3, 1996      Long Term Growth
                  Associates, Limited        200,000(1)   $ (1)

____________________
(1) The Partnership exercised one of the options previously granted to the Partnership and acquired 200,000 Shares.